UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K/A

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the fiscal year ended November 30, 2002
                          -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 33-4663
                       -------



             HUGHES NON-BARGAINING EMPLOYEES THRIFT AND SAVINGS PLAN
                                       AND
                            HUGHES SAVINGS PLUS PLAN



                         Hughes Electronics Corporation
                             200 N. Sepulveda Blvd.
                        El Segundo, California 90245-0956
                       ----------------------------------
                     (Full titles and address of the plans)


                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
              ----------------------------------------------------
               (Name of issuer of the securities held pursuant to
                        the plans and the address of its
                          principal executive offices)


Registrant's telephone number, including area code (313) 556-5000

     Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                                                Peter R. Bible
                                                Chief Accounting Officer
                                                General Motors Corporation
                                                300 Renaissance Center
                                                Detroit, Michigan 48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------


(a) FINANCIAL STATEMENTS
      ------------------

      The Hughes Non-Bargaining Employees Thrift and Savings Plan
("Non-Bargaining Plan") and the Hughes Savings Plus Plan ("Savings Plus Plan").

                                                                  Page No.
                                                                  --------

      Independent Auditors' Report...............................     5

      Financial Statements:
      --------------------

      Statements of Net Assets Available for Benefits by Plan as of
        November 30, 2002..........................................   6

      Statements of Net Assets Available for Benefits by Plan as of
        November 30, 2001..........................................   7

      Statements of Changes in Net Assets Available for Benefits
        by Plan for the year ended November 30, 2002...............   8

      Statements of Changes in Net Assets Available for Benefits
        By Plan for the year ended November 30, 2001...............   9

      Notes to Financial Statements................................  10


      Supplemental Schedules Omitted
      ------------------------------

      Supplemental schedules are omitted because of the absence of conditions under which they are required.

(b) EXHIBIT
      -------

      Exhibit 23 - Consent of Independent Auditors.................  20

                                    SIGNATURE

      The Non-Bargaining Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hughes Non-Bargaining Employees Thrift and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               Hughes Non-Bargaining Employees
                                                   Thrift and Savings Plan
                                               ------------------------------
                                                     (Name of Plan)


Date:  May 19, 2003                  By


                                               /s/Sandra L. Harrison
                                               -----------------------
                                                  (Sandra L. Harrison,
                                               Chairman, Administrative
                                                      Committee)

                              SIGNATURE (concluded)

      The Savings Plus Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hughes Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               Hughes Savings Plus Plan

                                               --------------------------
                                                     (Name of Plan)


Date:  May 19, 2003                  By


                                               /s/Sandra L. Harrison
                                               -----------------------
                                                  (Sandra L. Harrison,
                                               Chairman, Administrative
                                                      Committee)

INDEPENDENT AUDITORS' REPORT
----------------------------

Hughes Non-Bargaining Employees Thrift and Savings Plan and Hughes Savings Plus
Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits by Plan of the Hughes Non-Bargaining Employees Thrift and Savings Plan, and the Hughes Savings Plus Plan (collectively, the "Plans") as of November 30, 2002 and 2001 and the related Statements of Changes in Net Assets Available for Benefits by Plan for the years then ended. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plans at November 30, 2002 and 2001 and the changes in their net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.




/s/DELOITTE & TOUCHE LLP
------------------------
DELOITTE & TOUCHE LLP


Los Angeles, California
May 19, 2003

                     HUGHES NON-BARGAINING EMPLOYEES THRIFT
                  AND SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY PLAN

NOVEMBER 30, 2002

                              NON-BARGAINING       SAVINGS PLUS    TOTAL
                              --------------       ------------    -----
                                         (Dollars in Thousands)

INVESTMENT IN HUGHES MASTER
 TRUST (Notes 2 and 6)          $2,078,838           $95,432    $2,174,270

  CONTRIBUTIONS RECEIVABLE:
    Employee                           589                19           608
    Employer                           286                14           300
                                 ---------         ---------     ---------
      Total contributions
        receivable                     875                33           908
                                 ---------         ---------     ---------
  NET ASSETS AVAILABLE
    FOR BENEFITS                $2,079,713           $95,465    $2,175,178
                                 =========         =========     =========

See notes to financial statements.

                     HUGHES NON-BARGAINING EMPLOYEES THRIFT
                  AND SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY PLAN

NOVEMBER 30, 2001

                              NON-BARGAINING       SAVINGS PLUS    TOTAL
                              --------------       ------------    -----
                                         (Dollars in Thousands)

INVESTMENT IN HUGHES MASTER
 TRUST (Notes 2 and 6)          $2,557,911          $121,529    $2,679,440

  CONTRIBUTIONS RECEIVABLE:
    Employee                           618                17           635
    Employer                           313                12           325
                                 ---------         ---------     ---------
      Total contributions
        receivable                     931                29           960
                                 ---------         ---------     ---------
  NET ASSETS AVAILABLE
    FOR BENEFITS                $2,558,842          $121,558    $2,680,400
                                 =========         =========     =========

See notes to financial statements.

                     HUGHES NON-BARGAINING EMPLOYEES THRIFT
                  AND SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY PLAN



FOR THE YEAR ENDED NOVEMBER 30, 2002

                                       NON-
                                    BARGAINING     SAVINGS PLUS     TOTAL
                                    ----------     ------------   ---------
                                             (Dollars in Thousands)
INVESTMENT ACTIVITIES:
  Net investment loss
    from Hughes Master
    Trust (Note 6)                  $(282,624)      $(11,768)     $(294,392)
                                    ---------        -------      ---------
OTHER INCREASE/(DECREASE)
IN ACTIVITIES:
  Employee contributions               28,548            994         29,542
  Employer contributions               12,378            671         13,049
  Benefit payments                   (237,573)       (15,848)      (253,421)
  Plan transfer                           142          (142)              -
                                    ---------        -------      ---------
  Net decrease
    in other activities              (196,505)       (14,325)      (210,830)
                                    ---------        -------      ---------
DECREASE IN NET ASSETS
AVAILABLE FOR BENEFITS               (479,129)       (26,093)      (505,222)

 NET ASSETS AVAILABLE
  FOR BENEFITS AT:
  BEGINNING OF YEAR                 2,558,842        121,558      2,680,400
                                    ---------        -------      ---------

  END OF THE YEAR                  $2,079,713        $95,465     $2,175,178
                                    =========        =======      =========



See notes to financial statements.

                     HUGHES NON-BARGAINING EMPLOYEES THRIFT
                  AND SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY PLAN


FOR THE YEAR ENDED NOVEMBER 30, 2001

                                       NON-
                                    BARGAINING     SAVINGS PLUS     TOTAL
                                    ----------     ------------   ---------
                                             (Dollars in Thousands)
INVESTMENT ACTIVITIES:
  Net investment loss
    from Hughes Master
    Trust (Note 6)                  $(354,493)      $(17,882)     $(372,375)
                                    ---------        -------      ---------
OTHER INCREASE/(DECREASE)
IN ACTIVITIES:
  Employee contributions               33,730            928         34,658
  Employer contributions               14,138            605         14,743
  Benefit payments                   (273,356)       (18,478)      (291,834)
  Plan transfer                        (1,228)         1,228              -
                                    ---------        -------      ---------
  Net decrease
    in other activities              (226,716)       (15,717)      (242,433)
                                    ---------        -------      ---------
DECREASE IN NET ASSETS
AVAILABLE FOR BENEFITS               (581,209)       (33,599)      (614,808)

 NET ASSETS AVAILABLE
  FOR BENEFITS AT:
  BEGINNING OF YEAR                 3,140,051        155,157      3,295,208
                                    ---------        -------      ---------

  END OF THE YEAR                  $2,558,842       $121,558     $2,680,400
                                    =========        =======      =========



See notes to financial statements.

                   HUGHES NON-BARGAINING EMPLOYEES THRIFT AND
                    SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED NOVEMBER 30, 2002 AND 2001

NOTE 1.  PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Hughes Non-Bargaining Employees Thrift and Savings Plan and Hughes Savings Plus Plan (collectively "the Plans") provides only general information. Participants should refer to the respective plan documents for a more complete description of the Plans' provisions.

Description of the Plans - The financial statements comprise the accounts of the Hughes Non-Bargaining Employees Thrift and Savings Plan ("Non-Bargaining Plan") and the Hughes Savings Plus Plan ("Savings Plus Plan"). The Plans were restated on November 6, 2002, to incorporate the various amendments made throughout the years, and to conform with current regulations as required. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974("ERISA").

Plan Administration - The Plans are administered by an Administrative Committee whose members are appointed by Hughes Electronics Corporation (the "Company" or "Hughes"), a wholly owned subsidiary of General Motors Corporation ("GM"). The trustee of the Plans is Deutsche Bank Trust Company Americas("Deutsche Bank"), formerly known as Bankers Trust Company. Additional Plan information is provided to the participants by the Company in the form of Summary Annual Reports. The Plans' expenses are paid by the plan participants, as provided by the Plans' documents.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plans have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments - The Plans participate in the Hughes Electronics Corporation Savings Plan Master Trust (the "Master Trust"). See further discussion in Note
6. The Plans' investments in the Master Trust are presented at estimated fair value, which has been determined based on the fair value of the investments of the Master Trust.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgements and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Management bases its estimates, judgements and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates.

Financial Instruments and Investments - The Plans invest in a master trust which utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could have a materially adverse effect on the Plans' financial statements.

                   HUGHES NON-BARGAINING EMPLOYEES THRIFT AND
                    SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 2002 AND 2001 - Continued


Income Taxes - The Internal Revenue Service has ruled that the Plans are qualified under Section 401 of the Internal Revenue Code (the "Code") and are, therefore, not subject to Federal income taxes under present income tax laws. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements. Contributions by participants made on a "pre-tax" basis, the Company's matching contributions, and the earnings thereon are not subject to Federal income taxes to the participants until distributed from the Plans.

NOTE 3.  PLAN PARTICIPATION

All employees of the Company and its domestic subsidiaries that have adopted the respective Plans are eligible to participate in the Plans as soon as administratively feasible following one hour of service. Effective January 1, 2002, the Plans provide that eligible non-highly compensated participants may contribute from 1 percent to 20 percent (in whole percentages) of his or her compensation to the Plans. Eligible highly compensated participants may contribute from 1 percent to 12 percent (in whole percentages) of his or her compensation to the Plans. The participants may direct these contributions to any of the investment funds included in the Master Trust described in Note 6.

The Company contributes to the General Motors Class H Common Stock Fund an amount equal to 100 percent of the individual employee's contribution to the Plans up to 4 percent of the employee's compensation, subject to certain limitations.

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contributions is based on years of continuous service. Effective December 1, 2002, participants become fully vested after three years of service. Forfeited Company contributions, if any, are used to reduce future Company contributions to the Plans.

The Company reserves the right to terminate the Plans at any time subject to the provisions set forth in ERISA. Upon such termination, the participants' rights to the Company's contributions vest immediately, and the account balances are to be fully paid to the participants.

NOTE 4.  PARTICIPANT LOANS

The Plans allow participants to borrow from their vested account balances, subject to certain limitations as set forth in the Plans. The loans bear interest at 1 percent over the Prime Rate as published in the Eastern edition of The Wall Street Journal (which is fixed at the inception of the loan), and maturities may not exceed four years.

The loans are deducted from the participants' vested account balances using a source hierarchy. The funds are withdrawn from sources in the following order: old after-tax employee contributions, new after-tax employee contributions, pre-tax employee contributions, rollover contributions, company match unrestricted, and company match restricted. Funds are withdrawn pro-rata from the funds for each source. Loan repayments are reinvested in the inverse order of the sources that the loan was redeemed from and into the funds based on current investment mixes.

                   HUGHES NON-BARGAINING EMPLOYEES THRIFT AND
                    SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 2002 AND 2001 - Continued



NOTE 5.  BENEFITS TO WITHDRAWING PARTICIPANTS

Benefit payments to participants are recorded upon distribution. Net assets available for benefits include the following amounts allocated to accounts of persons who have elected to withdraw from the Plans, but have not yet been paid from the Plans:

  Plans                                        2002          2001
------------------                           -------       -------
                                             (Dollars in Thousands)

Non-Bargaining                                  $413        $1,184
Savings Plus                                      21            66
                                               -----         -----
  Total                                         $434        $1,250
                                               =====         =====


NOTE 6.  INFORMATION CONCERNING THE MASTER TRUST

The Master Trust was created pursuant to a trust agreement between Hughes and Bankers Trust (now Deutsche Bank), as trustee of the funds, to permit the commingling of trust assets of the Plans for investment and administrative purposes. Each plan has an undivided interest in the net assets of the Master Trust and changes therein. The assets of the Master Trust are held by Deutsche Bank. Although assets of both plans are commingled in the master trust, the Plans' record keeper (Fidelity Investments) maintains supporting records for the purpose of allocating the net gain or loss of the investments to each of the Plans. The net investment income or loss of the investment assets is allocated by the record keeper to each plan based on account balances for participants by plan.

                   HUGHES NON-BARGAINING EMPLOYEES THRIFT AND
                    SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 2002 AND 2001 - Continued

The following schedules summarize the net assets and net investment income of the Master Trust.

a) NET ASSETS OF THE MASTER TRUST

NOVEMBER 30, 2002
                                    TOTAL
                                    -----
                              (Dollars in thousands)
INVESTMENTS:
  Short-term
   investment funds              $ 131,923
  Certificates of
   deposit                          52,010
  Short-term U.S.
   Govt. obligations                84,753
  Short-term corporate
   obligations                     308,110
  Common stock                     589,156
  Common stocks-GM
   Class H                         262,730
  Pooled investments               100,969
  Preferred stock                    3,248
  Insurance contracts                5,620
  Mutual funds                     396,333
  Participant loans                 22,213
  Other                            221,814
                                 ---------
  Total investments              2,178,879
  Dividends and interest
   receivable                        2,463
  Receivable for
   securities sold                   1,543
  Payable for securities
   purchased                        (8,281)
  Contributions
   receivable                          908
  Other                               (334)
                                 ---------
NET ASSETS OF THE
  MASTER TRUST                  $2,175,178
                                 =========

                   HUGHES NON-BARGAINING EMPLOYEES THRIFT AND
                    SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 2002 AND 2001 - Continued


a) NET ASSETS OF THE MASTER TRUST

NOVEMBER 30, 2001
                                    TOTAL
                                    -----
                              (Dollars in thousands)
INVESTMENTS:
  Short-term
   investment funds              $ 131,044
  Certificates of
   deposit                           9,992
  Short-term U.S.
   Govt. obligations                99,278
  Short-term corporate
   obligations                     301,495
  Common stock                     810,093
  Common stocks-GM
   Class H                         357,718
  Pooled investments               163,588
  Preferred stock                    1,676
  Insurance contracts               24,917
  Mutual funds                     445,446
  Participant loans                 32,959
  Other                            298,540
                                 ---------
  Total investments              2,676,746
  Dividends and interest
   receivable                        4,224
  Receivable for
   securities sold                   3,370
  Payable for securities
   purchased                        (4,270)
  Contributions
   receivable                          960
  Other                               (630)
                                 ---------
NET ASSETS OF THE
  MASTER TRUST                  $2,680,400
                                 =========

                   HUGHES NON-BARGAINING EMPLOYEES THRIFT AND
                    SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 2002 AND 2001 - Continued

b) NET INVESTMENT INCOME/(LOSS) OF THE MASTER TRUST

FOR THE YEAR ENDED NOVEMBER 30, 2002

                                                 TOTAL
                                                -------
                                          (Dollars in Thousands)
INVESTMENT INCOME/(LOSS) AND
EXPENSES:
  Net appreciation/(depreciation) in fair
    value of investments
    Hughes Equity Fund                      $ (166,466)
    Hughes Fixed Income Fund                    (9,823)
    GM Class H Common Stock Fund               (61,792)
    Hughes Balanced Fund                       (30,952)
    Raytheon Class A
      Common Stock Fund                         (5,208)
    Fidelity Combined Funds                    (65,176)
                                               -------
      Net depreciation in fair
         value of investments                 (339,417)

  Dividends                                     16,053
  Interest and other
    income                                      34,271
  Investment management
    and trustee fees                            (5,299)
                                               -------
NET INVESTMENT LOSS                         $ (294,392)
                                               =======

                   HUGHES NON-BARGAINING EMPLOYEES THRIFT AND
                    SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 2002 AND 2001 - Continued

b) NET INVESTMENT INCOME/(LOSS) OF THE MASTER TRUST

FOR THE YEAR ENDED NOVEMBER 30, 2001

                                                 TOTAL
                                                -------
                                          (Dollars in Thousands)
INVESTMENT INCOME/(LOSS) AND
EXPENSES:
  Net appreciation/(depreciation) in fair
    value of investments
    Hughes Equity Fund                      $ (155,873)
    Hughes Fixed Income Fund                      (644)
    GM Class H Common Stock Fund              (185,367)
    Hughes Balanced Fund                       (22,001)
    Raytheon Class A
      Common Stock Fund                            366
    Fidelity Combined Funds                   (100,831)
                                               -------
      Net depreciation in fair
         value of investments                 (464,350)

  Dividends                                     43,066
  Interest and other
    income                                      54,121
  Investment management
    and trustee fees                            (5,212)
                                               -------
NET INVESTMENT LOSS                         $ (372,375)
                                               =======

                   HUGHES NON-BARGAINING EMPLOYEES THRIFT AND
                    SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 2002 AND 2001 - Continued

NOTE 7. RELATED PARTY

Investments of the Master Trust are managed by independent investment advisors, with the exception of one account in the Hughes Fixed Income Fund managed directly by a subsidiary of the Company which also performs certain other duties in relation to the oversight of the investments of the Plans (with asset values at November 30, 2002 and 2001 of approximately $488,682,000 and $487,773,000, respectively). Investment management fees paid by the Plans to the subsidiary for the account it manages were as follows:

  Plans                                         2002          2001
----------------------------------              ----          ----
                                              (Dollars in Thousands)

Non-Bargaining                                  $705          $340
Savings Plus                                      32            18
                                                ----          ----
  Total investment management fees              $737          $358
                                                ====          ====

The Master Trust invests in certain General Motors Acceptance Corporation bonds and GM common stocks. The plan sponsor is a wholly owned subsidiary of GM and, therefore, these transactions qualify as party-in-interest transactions.

Note 8. PLAN AMENDMENTS

The Plans were amended to include the following changes:

   Effective December 1, 2001, payment of minimum required distributions are permitted in order to comply with the 2001 proposed IRS regulations.

   Effective January 1, 2002, the Plan Administrator is allowed to approve changes in contribution rates to the Plans as permitted by law and where such changes are in the best interest of the Plans and their participants.

   Effective January 1, 2002, Non-Highly Compensated Employees may contribute up to 20% of pre-tax or after-tax compensation (in the aggregate) to the Plans during any Plan Year.

   Effective January 1, 2002, acceptance of rollover contributions from a 401(k), 403(b), and 457 plan, as well as taxable rollovers from a non-conduit IRA and from spousal beneficiaries are allowed.

   Effective January 1, 2002, acceptance of after-tax employee contributions included in an eligible rollover distribution from another qualified plan is allowed.

   Effective July 1, 2002, participants who are age 50 or older are permitted supplemental "catch-up" pre-tax contributions.

NOTE 9. SUBSEQUENT EVENTS

The Plans were amended to include the following changes:


   Effective December 1, 2002, participants vest in the company match on a three-year cliff vesting schedule.

   Effective January 1, 2003, the Plans maintain the Raytheon Stock Fund as an investment option beyond December 31, 2002.

                   HUGHES NON-BARGAINING EMPLOYEES THRIFT AND
                    SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 2002 AND 2001 - Continued


   Effective April 1, 2003, the Company is permitted to use forfeited, nonvested company matching contributions of terminated employees whose vested account balance was fully distributed.

On January 31, 2003, State Street Corporation ("State Street") acquired the investment servicing businesses of Deutsche Bank. State Street agreed to service the existing trust agreement on behalf of Deutsche Bank until such time Hughes and State Street mutually agree to a transition to the State Street platform.


NOTE 10. OTHER MATTERS


On April 9, 2003, GM, Hughes and The News Corporation Limited ("News Corp.") announced the signing of definitive agreements that provide for, among other things, the split-off of Hughes from GM and the simultaneous sale of GM's approximately 19.9% economic interest in Hughes to News Corp. for $14 per share, or approximately $3.8 billion. GM would receive at least $3.1 billion in cash with the remainder payable in News Corp. preferred American Depositary Shares ("News Corp. ADSs") and/or cash at News Corp.'s election. News Corp. would acquire an additional 14.1% stake in Hughes from the holders of GM Class H common stock through a mandatory exchange of a portion of their Hughes common stock received in the split-off, which would provide News Corp. with a total of 34% of the outstanding capital stock of Hughes. In addition, GM would receive a cash dividend from Hughes of $275 million in connection with the transactions. Hughes expects to pay this dividend using available cash balances.

Under the terms of the proposed transactions, holders of GM Class H common stock would first exchange their shares for Hughes common stock on a share-for-share basis in the split-off, followed immediately by an exchange of approximately 17.6% of the Hughes common stock they receive in the split-off for approximately $14 per share in News Corp. ADSs and/or cash. The number of News Corp. ADSs payable to GM and Hughes common stockholders, based on a fixed-price of $14 per Hughes share, will be adjusted within a collar range of 20% above or below the News Corp. ADS price of $22.40. This mandatory exchange of about 17.6% of the shares of Hughes common stock for News Corp. ADSs and/or cash would be taxable to the Hughes common stockholders at the time. The transactions are structured in a manner that will not result in the recapitalization of GM Class H common stock into GM $1-2/3 par value common stock at a 120% exchange ratio, as currently provided for under certain circumstances in the General Motors Restated Certificate of Incorporation, as amended.

If the transactions are completed, Rupert Murdoch, chairman and chief executive officer of News Corp., would become chairman of Hughes, and Chase Carey, who is currently serving as an advisor to News Corp., would become president and chief executive officer of Hughes. Eddy Hartenstein, Hughes' senior executive vice president, would be named vice chairman of Hughes. Hughes would have 11 directors, the majority of whom would be independent directors.

                   HUGHES NON-BARGAINING EMPLOYEES THRIFT AND
                    SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 2002 AND 2001 - Concluded



The transactions are subject to a number of conditions, including, among other things, obtaining U.S. antitrust and Federal Communications Commission approvals, approval by a majority of each class of GM stockholders--GM $1- 2/3 and GM Class H--voting both as separate classes and together as a single class and a favorable ruling from the Internal Revenue Service that the split-off of Hughes from GM would be tax-free to GM and its stockholders for U.S. federal income tax purposes. No assurances can be given that the approvals will be obtained or the transactions will be completed.

NOTE 11. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Non-Bargaining Plan                                   2002          2001
--------------------                                 ------        ------
Net assets available for benefits per the
   Financial statements                           $2,079,713    $2,558,842
Payable to participants                                  413         1,184
                                                   ---------     ---------
Net assets available for benefits per Form 5500   $2,079,300    $2,557,658
                                                   =========     =========

Benefit payments per the financial statements       $237,573      $273,356
Payable to participants - Current Year                   413         1,184
Payable to participants - Prior Year                  (1,184)       (3,475)
                                                   ---------     ---------
Benefit payments per Form 5500                      $236,802      $271,065
                                                   =========     =========


Savings Plus Plan                                     2002          2001
----------------------------------                   ------        ------
Net assets available for benefits per the
   Financial statements                              $95,465      $121,558
Payable to participants                                   21            66
                                                     -------       -------
Net assets available for benefits per Form 5500      $95,444      $121,492
                                                     =======       =======

Benefit payments per the financial statements        $15,848       $18,478
Payable to participants - Current Year                    21            66
Payable to participants - Prior Year                     (66)         (210)
                                                     -------       -------
Benefit payments per Form 5500                       $15,803       $18,334
                                                     =======       =======












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